Exhibit (a)(2)(xxxv)

Questions and Answers on Sanofi-Aventis

Since the announcement of the friendly agreement between Sanofi-Synthélabo and Aventis to create Sanofi-Aventis, many questions have been raised by Aventis employees around the world. Leadership and town hall meetings have been and continue to be held to not only discuss and explain the events leading to the new agreement but also to shed light on the situation going forward. For your convenience, Global Internal Communications is documenting key questions raised during these meetings and corresponding answers.

Reasons for Acceptance

Why have you decided to accept Sanofi's offer?

We believe that the revised, friendly terms of the offer represent fair value for Aventis and are in the interests of shareholders and employees. Sanofi has made significant commitments regarding corporate governance through the balanced representation of Aventis and thus employee interests in the combined company.

Was it all just a question of the right price?

Price was certainly an important consideration in terms of shareholder interests, but we also took into consideration corporate governance and social issues.

Why is stand-alone not an option anymore?

We believe that the improved terms of the offer and exchange ratio now reflect the stand-alone valuation and future growth prospects of Aventis. A number of our key shareholders indicated that stand-alone would not be an option for our future and they would be willing to tender their shares in the event of a financially more attractive offer.

Originally we said that Sanofi-Aventis lacked strategic rationale and that the proposed combination offers limited strategic benefit for Aventis. What has changed in the meantime?

Our major concern was that there would be a risk of significant job losses without any major strategic benefit. This has now been addressed. First, Aventis will be represented in a balanced way in the Executive and Integration Committees. Secondly, Sanofi has given certain guarantees with respect to employment. And third, there is undoubtedly strategic benefit to be had in the combination given that the combined company will be number one in Europe, number three in the world, and on the basis of the accelerated growth prospects could soon become number two in the world. We will also gain from improved positions in a number of key therapeutic areas.

Are you satisfied with this outcome given your previous opposition to Sanofi?

We were able to turn a hostile takeover attempt into an agreed combination with a substantial premium of more than 30% for our shareholders and balanced representation in the new teams. We are convinced that this is the best possible outcome that could have been achieved both for Aventis employees and shareholders. The terms of the new offer are considerably better. Apart from a significant increase in valuation, it makes explicit mention of the value of our people. We have achieved a significant influence on corporate governance, the company's structure and also resolved many of our concerns that were raised by the hostile bid. By securing balanced representation in the new company's management, we will ensure that the interests of the Aventis employees are represented in the best possible way. This also reduces significantly the execution risk of the transaction and should lead to an efficient and smooth integration. We feel that this has significant implications for the successful integration for the new company.

Did the French government effectively force a deal on the two companies?

No. This decision has been made on the basis of the benefits to shareholders and employees and the ultimate decision on the offer has to be made by our shareholders, who are being asked to tender their shares. The government made its position clear, but legally it would have had no right to block a competing offer.

Novartis

Why didn't you wait for a Novartis offer, which might have been worth more?

The fact is that despite our negotiations, Novartis did not put an offer on the table when our Supervisory Board needed to take a decision. So there was only one offer, which was valid for a limited period of time. We had to decide on April 25 whether to combine the two companies in an agreed way to create Sanofi-Aventis or risk being taken over in a hostile manner as originally proposed by Sanofi just with a financially improved offer. As regards corporate governance and thus representation of employee interests, an agreement with Novartis could have led to significantly different and perhaps less favorable terms than those we were able to reach with Sanofi.

Key Issues from Defense Arguments

Have you changed your view regarding the patent risk linked to Plavix? If so, why?

We believe that the risks of Sanofi losing patent protection on Plavix are now reflected in the increased proportion of cash in the revised offer. In addition, Sanofi has assured us as part of the April 25 agreement between the two companies that it has provided full disclosure regarding Plavix. We feel today that Aventis shareholders can appropriately assess this risk when they are asked to tender their shares.

Why have you changed your position regarding the social consequences of a Sanofi deal?

We have now been able to discuss these directly with Sanofi and Sanofi has made commitments to minimize the social consequences.

What's your estimate of the synergies and their timing?

Sanofi has announced synergies of approx. EUR 1.6 bn. More details have not been given and were not the subject of our discussions with Sanofi. Several times, Mr. Dehecq stated that a company is not only a mix of synergies and accounts. He said: "I am very confident in the fact that people's motivation is more important and to go for growth is better than demotivating our workforce by unnecessary cuts. Therefore, we decided to stop the offer at EUR 1.6 billion in synergies. Around one third will come from very positive growth and the rest is cost cutting."

What will happen to the outstanding litigation you have against Sanofi and the AMF?

It has been withdrawn.

Management Issues

Who is going to run the new company?

Jean-Francois Dehecq, who has a track record of more than 30 years in the pharmaceutical industry, will be Chief Executive Officer and Chairman of the Board of Directors, which will have equal Aventis and Sanofi representation. The operational management details are still to be decided.

Will Igor Landau leave the company?

Igor Landau has announced that he will leave Aventis with the closing of the transaction. However, he has been asked by both the Aventis Supervisory Board and by Mr. Dehecq to accept a seat as a non-executive director on the Board of Directors to ensure a smooth integration in the interests of our employees and the company's future.

When will more information on the composition of the Executive & Integration Committees as well as on the integration process be announced?

This information will be available in due course.

Organization

Where will the new company be headquartered?

The new company's headquarters will be in Paris. Decisions on other key sites will be announced during the integration process.

How centralized / decentralized will Sanofi-Aventis be managed compared to the existing Sanofi-Synthélabo and Aventis organizations?

This question will be addressed during the integration process.

What will happen to the mature products operations previously earmarked for the "carve-out" projects in Europe, mainly in France and Germany?

These will be an integral part of the combined business and will be managed accordingly. More details will be provided at a later stage.

Offer timetable and technicalities

What is the overall timeline? What are the milestones?
(future dates are estimates only)

April 25	Agreement between Sanofi and Aventis on improved offer
April 26	Filing of revised offer with the AMF
May 5	FTC waiting period ends with second request; review continues
May 12	Opening of Sanofi's offer to Aventis shareholders
June 11	Aventis Shareholders Meeting
June 23	Sanofi Shareholders Meeting (estimated)
June 25	Closing of offer (estimated)
July 6	Results of the offer (estimated)
July 21 (tbc)	Settlement and Delivery (estimated)/ Closing of the transaction

When will Aventis become part of Sanofi-Aventis?

Current estimate is mid to end of July. First Sanofi-Synthélabo will change its name to Sanofi-Aventis, subject to Sanofi shareholders voting on the corresponding resolutions and the necessary capital increase. Aventis will become part of Sanofi-Aventis on the day the results of a successful offer are formally announced.

Mr. Dehecq reportedly said the combined company would be operational in 2005. Can you comment?

We will begin tracking our results as a single company when the results of the offer are known. With respect to having a unified strategy, management, etc. the company will be fully operational in 2005, if the integration begins this year. More details will be provided as they become available.

What are the conditions as regards shareholder acceptance levels?

50% plus 1 share of Aventis share capital need to be tendered by Aventis shareholders. Both Sanofi and Aventis aim to achieve a much higher acceptance level.

Major shareholders

Does KPC support the decision to accept the Sanofi offer?

Kuwait Petroleum Corp has recently announced that it is still in the process of evaluating Sanofi's offer.

Have Total and L'Oreal made any commitments regarding their shareholding?

Total has confirmed that "its strategy to divest over the medium term is unchanged and that there is no urgency to divest." L'Oreal has confirmed that it "intends to maintain its shareholding in the combined company."

Integration

What will the integration process look like? Who will lead the process? What will be the criteria?

An integration committee consisting of an equal number of persons selected from Aventis and Sanofi-Synthélabo plus Mr. Dehecq as Chairman, will oversee the integration of the two companies and select the managers of the combined group based on a "best of the best" principle. The main objective will be to ensure the successful integration of people, expertise, types of activity and resources, also to prepare for the future, as well as to consider potential cost and business synergies. In Europe, employee representatives will be involved in the process. More details will be provided at a later stage.

Do you expect any difficulties in the integration process?

Integration is key for the continued success of the new company. And it is vitally important to get it right. But given the friendly nature of the transaction, we do not expect any specific difficulties. Both partners have a strong track record of successful integrations in the past ten years and beyond.

HR issues

Have you received any guarantees from Sanofi as regards jobs in France and Germany?

Sanofi has confirmed that it will maintain the Aventis manufacturing and research facilities in Germany for the foreseeable future.

Jean Francois Dehecq has also explained to employee bodies and in press interviews that there will be no forced layoffs ("betriebsbedingte Kündigungen"/'licenciements secs') in France or Germany. Any other form of headcount reduction has not been excluded.

How does the transaction affect the current reshaping initiatives of Aventis?

No effect, the individual initiatives will continue as announced earlier.

What will happen to my Horizon shares in case of change in control? Does the Sanofi offer allow me to sell these shares?

As described in the plan documentation, these situations (merger, demerger, spin-off, tender offer...) do not generally entail any break in the holding period, because they generally do not trigger a termination of the employment contract. Therefore, the shares you bought remain locked up in the Funds (until April 1, 2005 for 2000 plan, April 1, 2007 for 2002 plan or April 1, 2008 for 2003 plan).

In the event of a merger where Aventis stock is being exchanged for shares of another company, the shares you are entitled to through the Horizon program would be exchanged for the new shares, and these shares would remain locked up in the Funds and the lock-up period would remain unchanged.

How damaging has this drawn-out battle been for employee morale in both companies? Will this make the integration more challenging?

We expect employee motivation and morale to pick up once the prospects of what the Sanofi-Aventis combination offers become clear. At that point, employees will be able to better see how they can contribute to the success of the new company. While a friendly merger is important, the most important factor is the need for people to identify with and understand their role in the new entity.

How should employees now pursue their daily operations in the second quarter?

It is key that all of us focus on our goals and priorities for the second quarter. Ongoing business is our key priority, in the interests of the patients, who need our products, our shareholders and ourselves. We should keep in mind that Aventis will contribute two- thirds of the new company's sales and therefore continued excellent business results are key.

All business-critical regular contacts with our scientific and business partners should be managed in the ordinary and usual course, consistent with past practice in order to ensure business continuity. With regard to the specific situation with Sanofi, we are facing a number of legal requirements: Until the offer closes, Aventis and Sanofi remain competitors, and must not coordinate their current business operations. Similarly, employees of the two companies must not exchange competitively sensitive business information like pricing data, strategic plans, etc.